Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated April 2, 2012 (except for the paragraph under the caption “Immaterial Reclassification of Research and Development Costs” within Note 2, as to which the date is May 21, 2012, and except for the paragraph under the caption “Common Stock Splits” within Note 12, as to which the date is November 14, 2012), which appears in the registration statement (Form S-1 No. 333-180515) and related Prospectus of Stemline Therapeutics, Inc. dated January 28, 2013, in this registration statement on Form S-1 filed pursuant to Rule 462(b) of the Securities Act of 1933.

/s/ Ernst & Young LLP

MetroPark, New Jersey
January 28, 2013